Exhibit 99.1

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

5 October 2018

RECOMMENDED ALL-SHARE MERGER

of

BARRICK GOLD CORPORATION

and

RANDGOLD RESOURCES LIMITED

PUBLICATION AND POSTING OF SCHEME DOCUMENT

On 24 September 2018, the Boards of Barrick Gold Corporation (“Barrick”) and Randgold Resources Limited (“Randgold”) announced that they had reached agreement on the terms of a recommended share-for-share merger of Barrick and Randgold (the “Merger”) to create an industry-leading gold company. It is intended that the Merger will be implemented by means of a court-sanctioned scheme of arrangement of Randgold and the Randgold Shareholders under Article 125 of the Companies (Jersey) Law 1991, with the entire issued and to be issued share capital of Randgold being acquired by Barrick (the “Scheme”).

Randgold is pleased to announce that the scheme document relating to the Merger (the “Scheme Document”), together with the associated Forms of Proxy, are being sent or made available to the Randgold Shareholders today and, for information only, to persons with information rights and participants in the Randgold Share Plans. The Scheme Document contains, amongst other things, a letter from the Non-Executive Chairman of Randgold, an explanatory statement from CIBC and Barclays, the full terms and conditions of the Scheme, notices convening the Jersey Court Meeting and the Extraordinary General Meeting, an expected timetable of principal events and details of the actions to be taken by Randgold Shareholders.

A copy of the Scheme Document will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on Randgold's website (www.randgoldresources.com) by no later than 12 noon (London time) on the business day following the date of this announcement.

Randgold Shareholders should carefully read the Scheme Document in its entirety before making a decision with respect to the Scheme.

Notices of the Jersey Court Meeting and the Extraordinary General Meeting

To become effective, the Scheme requires, amongst other things, that the requisite majority of Scheme Shareholders vote in favour of the Scheme at the Jersey Court Meeting and that the requisite majority of Randgold Shareholders vote in favour of the Special Resolution at the Extraordinary General Meeting, as described in the Scheme Document. The Scheme is also subject to the satisfaction or waiver of the other Conditions set out in the Scheme Document.

The Jersey Court Meeting and the Extraordinary General Meeting will both be held at the offices of Ogier at 44 Esplanade, St Helier, Jersey JE4 9WG on 5 November 2018. The Jersey Court Meeting will start at 9.00 a.m. and the Extraordinary General Meeting will start at 9.15 a.m. (or as soon thereafter as the Jersey Court Meeting has concluded).

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Timetable

The expected timetable of principal events is attached as an Appendix to this announcement. If any of the key dates set out in the expected timetable change, an announcement will be made via a Regulatory Information Service.

Suspension of dealings and cancellation of admission to trading of Randgold Shares

It is intended that dealings in Randgold Shares (including Randgold Shares underlying the Randgold ADSs) will be suspended at 5.00 p.m. on 28 December 2018. If the Jersey Court sanctions the Scheme it is intended that Barrick will procure that Randgold makes an application to cancel the admission to trading of Randgold Shares on the main market of the London Stock Exchange, to take effect at 8.00 a.m. on 31 December 2018. The above dates are indicative only and will depend, among other things, on the dates upon which the Jersey Court sanctions the Scheme.

Helpline

If you have any questions about this document, the Jersey Court Meeting or the Extraordinary General Meeting or how to complete the Forms of Proxy, please call Computershare between 8.30 a.m. and 5.30 p.m. on Monday to Friday (except public holidays) on 0370 707 4040 (from within the UK) or +44 370 707 4040 (from outside the UK). Please note that calls may be monitored or recorded and Computershare cannot provide legal, tax or financial advice or advice on the merits of the Scheme.

Randgold ADS Holders who have any questions should contact the Randgold ADS Depositary using the contact details provided on the ADS Voting Instruction Card provided to you or found at www.citi.com/dr. If you hold Randgold ADSs indirectly you should contact the bank, broker, financial institution or administrator through which you hold such Randgold ADSs.

All references to time in this announcement are to London time unless otherwise stated. Capitalised terms in this announcement, unless otherwise defined, have the meaning given to them in the Scheme Document.

Enquiries

Randgold

Chief Executive Mark Bristow	Financial Director Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

CIBC (financial adviser to Randgold)

Neil Johnson
+44 20 7234 6000

Oliver Ward

Barclays (financial adviser and corporate broker to Randgold)

Paul Knight
+1 (416) 863 8900

Nishant Amin
+44 (0) 20 7623 2323

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Barrick

Deni Nicoski Senior Vice President Investor Relations Telephone: +1 416 307-7474 Email: dnicoski@barrick.com	Andy Lloyd Senior Vice President Communications Telephone: +1 416 307-7414 Email: alloyd@barrick.com	Carole Cable Partner Brunswick Group LLP Tel +44 (0)20 7404 5959 Direct +44 (0)20 7396 7458 Mob +44 (0)7974 982 458 ccable@brunswickgroup.com

M. Klein and Co. (financial adviser to Barrick)

David Friedman
+1-212-380-7500

Peter Seibold

Cyrus Hiramanek

Morgan Stanley (financial adviser to Barrick)

Colm Donlon
+44 207 425 8000

Richard Tory
+1 416 943 8400

Jan Lennertz
+1 212 761 4000

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities of Randgold in any jurisdiction in contravention of applicable law. Subject to the right of Barrick to implement the Merger by way of a Takeover Offer in accordance with the terms of the Cooperation Agreement, the Merger will be implemented solely by means of the Scheme Document, which contains the full terms and conditions of the Merger including details of how to vote in respect of the Merger. Any vote in respect of resolutions to be proposed at the Randgold Meetings to approve the Merger, the Scheme or related matters, or other responses in relation to the Merger, should be made only on the basis of the information contained in the Scheme Document.

Please be aware that addresses, electronic addresses and certain other information provided by Randgold Shareholders, persons with information rights and other relevant persons for the receipt of communications from Randgold may be provided to Barrick during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.11(c).

M. Klein and Co., which is authorized by the U.S. Securities & Exchange Commission and regulated in the United States by the Financial Industry Regulatory Authority (“FINRA”) and the U.S. Securities & Exchange Commission, is acting exclusively for Barrick and no one else in connection with the Merger and will not be responsible to anyone other than Barrick for providing the protections afforded to clients of M. Klein and Co. or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither M. Klein and Co. nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of M. Klein and Co. in connection with any matter referred to in this announcement or otherwise.

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Morgan Stanley, which is authorised by the Prudential Regulation Authority (“PRA”) and regulated by the FCA and the PRA in the United Kingdom, is acting exclusively as financial adviser to Barrick and no one else in connection with the Merger, this announcement and the matters described herein, and shall not be responsible to anyone other than Barrick for providing the protections afforded to clients of Morgan Stanley or for providing advice in connection with the Merger, this announcement or any matter referred to herein. Neither Morgan Stanley nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Morgan Stanley in connection with the Merger, this announcement or any matter referred to herein.

CIBC, which is supervised and regulated by the Office of the Superintendent of Financial Institutions in Canada and, in the UK, authorised by the PRA, subject to regulation by the FCA and limited regulation by the PRA, is acting exclusively as financial adviser to Randgold and for no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of CIBC or for providing advice in relation to the Merger, the content of this announcement or any matter or other document referred to herein. Neither CIBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of CIBC in connection with this announcement, any statement contained herein, the Merger or otherwise.

Barclays, which is authorised by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for Randgold and no one else in connection with the Merger and will not be responsible to anyone other than Randgold for providing the protections afforded to clients of Barclays or for providing advice in relation to the Merger or any other matter referred to in this announcement. Neither Barclays nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Barclays in connection with any matter referred to in this announcement or otherwise.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Canada, the United States, the United Kingdom and Jersey may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States, the United Kingdom and Jersey should inform themselves about, and observe, any applicable legal or regulatory requirements. In particular the ability of persons who are not citizens of and resident in Canada, the United States, the United Kingdom or Jersey, to vote their Randgold Shares with respect to the Scheme at the Jersey Court Meeting, or to appoint another person as proxy to vote at the Jersey Court Meeting on their behalf, may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Relevant clearances have not been, and will not be, obtained from the securities commission or similar regulatory authority of any province or territory of Canada. To the fullest extent permitted by applicable law, the companies and persons involved in the Merger disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with applicable English law, Jersey law, certain applicable securities laws in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the UK and Jersey.

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Copies of this announcement and formal documentation relating to the Merger will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction. Doing so may render invalid any related purported vote in respect of the Merger. If the Merger is implemented by way of Takeover Offer (unless otherwise permitted by applicable law or regulation), the Takeover Offer may not be made, directly or indirectly, in or into or by use of the mails or any other means or instrumentality (including, without limitation, facsimile, email or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of any Restricted Jurisdiction and the Takeover Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders are contained in the Scheme Document and Randgold Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section "Dealing disclosure requirements" are defined in the Code which can be found on the Takeover Panel's website.

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Publication on Website

A copy of this announcement will be made available (subject to certain restrictions relating to persons resident in Restricted Jurisdictions) on Barrick’s website at www.barrick.com and www.barrick.com/a-new-champion and Randgold’s website at www.randgoldresources.com by no later than 12 noon (London time) on the business day following the date of this announcement in accordance with Rule 26.1(a) of the Code. The content of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.

This announcement will also be available on SEDAR under Randgold’s profile at www.sedar.com and on EDGAR under Randgold’s profile at www.sec.gov.

Requesting hard copy documents

In accordance with Rule 30.3 of the Code, a person so entitled may request a hard copy of this announcement by contacting Computershare during business hours at 03707074040 (from within Jersey or the UK) or +44 3707074040 (from outside Jersey or the UK) or by submitting a request in writing to Computershare Investor Services PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY. If you have received this announcement in electronic form, copies of this announcement and any document or information incorporated by reference into this document will not be provided unless such a request is made.

APPENDIX

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	Expected time/date
Voting record date for Randgold ADS Holders	27 September 2018
Publication of the Scheme Document	4 October 2018
Latest time for receipt by the Depositary of voting instructions from Randgold ADS Holders for the Shareholder Meetings(1)	10.00 a.m. (Eastern Standard Time) on 30 October 2018
Latest time for Randgold ADS Holders to surrender Randgold ADSs and become holders of Randgold Shares prior to the Scheme Voting Record Time	5.00 p.m. (Eastern Standard Time) on 30 October 2018
Scheme Voting Record Time for the Jersey Court Meeting	9.00 a.m. (Greenwich Mean Time) on 3 November 2018(3)
Latest time for lodging Forms of Proxy for the:
Jersey Court Meeting (blue form)	9.00 a.m. (Greenwich Mean Time) on 4 November 2018(2)
Extraordinary General Meeting (white form)	9.15 a.m. (Greenwich Mean Time) on 4 November 2018(2)
Jersey Court Meeting	9.00 a.m. (Greenwich Mean Time) on 5 November 2018
Extraordinary General Meeting	9.15 a.m. (Greenwich Mean Time) on 5 November 2018(4)(5)

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The following dates are indicative only and are subject to change
Jersey Court Hearing	2.30 p.m. (Greenwich Mean Time) on 17 December 2018(6)
Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Randgold Shares	28 December 2018(6)
Last day for dealings in, and for registration of transfers of, Randgold ADSs	28 December 2018(6)
Suspension of dealings in and disablement in CREST of Randgold Shares	5.00 p.m. (Greenwich Mean Time) on 28 December 2018(6)
Suspension of dealings in Randgold ADSs	4.00 p.m. (Eastern Standard Time) on 28 December 2018(6)
Scheme Record Time	6.00 p.m. (Greenwich Mean Time) on 28 December 2018(6)
Effective Date of the Scheme	31 December 2018(6)(7)
Cancellation of listing of Randgold Shares on the main market of the London Stock Exchange	8.00 a.m. (Greenwich Mean Time) on 31 December 2018(6)
Issue of New Barrick Shares	9.00 a.m. (Eastern Standard Time) on 2 January 2019(6)
Listing of New Barrick Shares on TSX and NYSE	9.30 a.m. (Eastern Standard Time) on 2 January 2019(6)
New Barrick Shares registered through the DRS	Within 14 days of the Effective Date
Barrick CDIs credited to CREST accounts (in respect of Scheme Shares held in uncertificated form only)	Within 14 days of the Effective Date
Crediting of New Barrick Shares for Randgold ADS Holders	Within 14 days of the Effective Date
Despatch of statements of entitlement relating to New Barrick Shares held through DRS (in respect of Scheme Shares held in certificated form only) and payment of fractional entitlements	Within 14 days of the Effective Date
Latest date by which Scheme must be implemented	28 February 2019(8)

(1) Only those Randgold ADS Holders who hold Randgold ADSs on 27 September 2018 will be entitled to instruct the Randgold ADS Depositary to exercise the voting rights in respect of the Randgold Shares represented by their Randgold ADSs at the Shareholder Meetings.

(2) It is requested that blue Forms of Proxy for the Jersey Court Meeting be lodged not later than 24 hours prior to the time appointed for the Jersey Court Meeting. Blue Forms of Proxy not so lodged may be handed to Computershare on behalf of the Chairman of the Jersey Court Meeting, or to the Chairman of the Jersey Court Meeting, before the start of the Jersey Court Meeting.

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If white Forms of Proxy for the Extraordinary General Meeting are not returned by such time, they will be invalid unless such Meeting is adjourned for not more than 48 hours, in which case white Forms of Proxy may be handed to a representative of Computershare, on behalf of the Chairman of the Extraordinary General Meeting, or to the Chairman of the Extraordinary General Meeting, before the start of the Meeting.

(3) If the Jersey Court Meeting is adjourned, the Scheme Voting Record Time for the adjourned meeting will be 48 hours prior to the time set for such adjourned meeting.

(4) Or as soon thereafter as the Jersey Court Meeting shall have concluded or been adjourned.

(5) Randgold’s unaudited financial report for the third quarter in respect of the three-month period ending 30 September 2018 is anticipated to be released on 6 November 2018 and accordingly is not expected to be available until after the Shareholder Meetings.

(6) These dates are indicative only and will depend, among other things, on the date upon which: (i) the Conditions are satisfied or (where applicable) waived, (ii) the Jersey Court sanctions the Scheme, and (iii) the Scheme Court Order sanctioning the Scheme is delivered to the Registrar of Companies. If the competition clearance for the Merger in South Africa has not been received by 12 December 2018, the date for the Jersey Court Meeting is expected to be 15 January 2019 and the other dates in the Expected Timetable of Principal Events will be amended accordingly.

(7) Assuming the conditions to the Merger are satisfied or, if applicable, waived, prior to such time, Randgold intends to deliver the Jersey Court Order to the Jersey Registrar for registration (which is a requirement of the Jersey Companies Law in order for the Scheme to become effective) on 31 December 2018, so that the Effective Date of the Scheme is on the last day of the current fiscal year of both Barrick and Randgold.

(8) This is the latest date by which the Scheme may become effective unless Randgold and Barrick agree, and the Panel and, if required, the Jersey Court, permits, a later date.

(9) All dates and times are based on Randgold's and Barrick's current expectations and are subject to change. Randgold will announce any changes to these expected dates or times to the Randgold Shareholders through a Regulatory Information Service.

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